SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ____________________
                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          ZOSANO PHARMA CORPORATION
                               (Name of Issuer)
                        Common Stock, $0.01 par value
                        (Title of Class of Securities)
                                 98979H103
                               (CUSIP Number)
                               January 5, 2017
            (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

       	  Rule 13d-1(b)
       	x Rule 13d-1(c)
       	  Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1) NAME OF REPORTING PERSONS
		Amzak Capital Management, LLC


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
		(a)
		(b)
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
   Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5) SOLE VOTING POWER                - 0 -
6) SHARED VOTING POWER          2,638,934 (1)
7) SOLE DISPOSITIVE POWER           - 0 -
8) SHARED DISPOSITIVE POWER     2,638,934 (1)


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                2,638,934 (1)


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  (SEE INSTRUCTIONS)

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.99% (2)

12) TYPE OF REPORTING PERSON
    OO

(1)	Includes 1,221,934 shares of Common Stock outstanding and 1,417,000 shares
	subject to warrants. The shares subject to warrants provide the holder may not exercise them to extent it would result in it owning in excess of 9.99% of the outstanding common shares of the Issuer.

(2)	Based on 26,415,997 shares of Common Stock outstanding as of January 5,
	2017, derived from: (a) 16,815,997 shares of Common Stock outstanding as of November 3, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2016, and (b) 9,600,000 warrants to purchase Common Stock, issued by the Issuer in the Private Placement offering dated August 15, 2016 and disclosed on registration 333 213567.

1) NAME OF REPORTING PERSONS
		Michael D. Kazma


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
		(a)
		(b)
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5) SOLE VOTING POWER               99,808
6) SHARED VOTING POWER          2,638,934 (1)
7) SOLE DISPOSITIVE POWER          99,808
8) SHARED DISPOSITIVE POWER     2,638,934 (1)


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                2,638,934 (1)


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  (SEE INSTRUCTIONS)


11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.99% (2)

12) TYPE OF REPORTING PERSON
    IN


(1)	Includes 1,221,934 shares of Common Stock outstanding and 1,417,000 shares
	subject to warrants. The shares subject to warrants provide the holder may not exercise them to extent it would result in it owning in excess of 9.99% of the outstanding common shares of the Issuer.


(2)	Based on 26,415,997 shares of Common Stock outstanding as of January 5,
	2017, derived from: (a) 16,815,997 shares of Common Stock outstanding as of November 3, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2016, and (b) 9,600,000 warrants to purchase Common Stock, issued by the Issuer in the Private Placement offering dated August 15, 2016 and disclosed on registration 333 213567.

1) NAME OF REPORTING PERSONS
		Gerry Kazma

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
		(a)
		(b)
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5) SOLE VOTING POWER                - 0 -
6) SHARED VOTING POWER          2,638,934 (1)
7) SOLE DISPOSITIVE POWER           - 0 -
8) SHARED DISPOSITIVE POWER     2,638,934 (1)


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                2,638,934 (1)


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  (SEE INSTRUCTIONS)

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.99% (2)

12) TYPE OF REPORTING PERSON
    OO

(1)	Includes 1,221,934 shares of Common Stock outstanding and 1,417,000 shares
	subject to warrants. The shares subject to warrants provide the holder may not exercise them to extent it would result in it owning in excess of 9.99% of the outstanding common shares of the Issuer.

(2)	Based on 26,415,997 shares of Common Stock outstanding as of January 5,
	2017, derived from: (a) 16,815,997 shares of Common Stock outstanding as of November 3, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2016, and (b) 9,600,000 warrants to purchase Common Stock, issued by the Issuer in the Private Placement offering dated August 15, 2016 and disclosed on registration 333 213567.


Item 1(a). Name of Issuer:
	ZOSANO PHARMA CORPORATION

Item 1(b). Address of Issuer's Principal Executive Offices:
        34790 Ardentech Court
	Fremont, CA 94555

Item 2(a). Name of Person Filing:
This Schedule 13G is being file by each of the following persons (each a "Reporting Person" and together, the "Reporting Persons"):

(i)	Amzak Capital Management, LLC ("Amzak");
(ii)	Michael D. Kazma ("MK"); and
(iii)	Gerry Kazma ("GK").

See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.

Item 2(b). Address of Principal Business Office:
The address of the principal business office of each Reporting Person is 980 N. Federal Highway, Suite 315,
Boca Raton, FL 33432.

Item 2(c). Citizenship:
Amzak was organized under the laws of the State of Nevada.
Each of MK and GK is a citizen of Canada.

Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e). CUSIP Number:
98979H103

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

Each of MK and GK is a manager of Amzak and may be deemed to share voting and investment power with respect to the Common Stock held by Amzak. Each Reporting Person disclaims beneficial ownership of any Common Stock owned by any other Reporting Person.
(a)	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See the response(s) to
        Item 5 on the attached cover page(s).
(ii)	Shared power to vote or to direct the vote: See the response(s) to
        Item 6 on the attached cover page(s).
(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).
(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.
If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company or
Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under section 240.14a-11.


                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2016


AMZAK CAPITAL MANAGEMENT, LLC
By: /s/ Michael Kazma
	Michael Kazma
	President



/s/ Michael Kazma
MICHAEL KAZMA



/s/ Gerry Kazma
GERRY KAZMA




EXHIBIT A

JOINT FILING AGREEMENT

       Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of Zosano Pharma Corporation. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

July 8, 2016


AMZAK CAPITAL MANAGEMENT, LLC
By: /s/ Michael Kazma
	Michael Kazma
	President



/s/ Michael Kazma
MICHAEL KAZMA



/s/ Gerry Kazma
GERRY KAZMA



CUSIP No. 98979H103
SCHEDULE 13G